Exhibit 99.1

New Data on Kitov’s NT219 Demonstrates its Unique Mechanism of Action and Anti-Cancer Effect

●	NT219 is a first-in-class drug candidate with high affinity and selectivity to its target proteins

●	Data show that even a short exposure of cancerous cells to NT219 was sufficient to trigger irreversible shutdown of cancer pathways, resulting in a long-term anti-cancer effect

●	NT219 has blockbuster potential in multiple oncology indications

TEL AVIV, Israel, Jan. 15, 2019 (GLOBE NEWSWIRE) -- Kitov Pharma (NASDAQ/TASE: KTOV), an innovative pharmaceutical company, today announced new findings from its ongoing collaboration with researchers from the Hebrew University  of Jerusalem. The data reveal NT219’s high affinity and selective binding to its target proteins.

Hadas Reuveni, Ph.D., Chief Technology Officer at Kitov’s subsidiary, TyrNovo Ltd., in collaboration with Dr. Galia Blum and Dr. Ofra Moshel from the Hebrew University demonstrated that NT219 binds directly to Insulin Receptor Substrates (IRS) 1/2 and to the Signal Transducer and Activator of Transcription 3 (STAT3), both known modulators of tumor survival, metastasis and drug resistance. Data showed that a short exposure of cancerous cells to NT219 was sufficient to trigger irreversible shutdown of these pathways, resulting in a long-term anti-cancer effect.

Based on these latest findings, Kitov and Yissum, the Technology Transfer company of the Hebrew University of Jerusalem, have extended their collaboration agreement in order to deepen the understanding of NT219’s efficacy in overcoming tumors’ resistance to immunotherapy.

As previously reported (Reuveni et al, Cancer Research, 2013) upon binding to IRS1/2 a three-step mechanism is activated. IRS1/2 dissociates from the cell membrane, undergoes serine phosphorylation which prevents rebinding to the receptor, and is finally degraded by the proteasome. This sequence of events leads to the blockage of AKT – a major cancer cell survival pathway.

“We are excited about the new data which demonstrate NT219’s unique mechanism of action. NT219, a new and promising concept in cancer therapy, is designed to prevent, reverse, and delay resistance to anti-cancer drugs. We are developing NT219 as a drug to be used in combination with other therapies that has a potential to overcome cancer drug resistance and to boost the efficacy of numerous oncology drugs on the market today,” stated Kitov CEO, Isaac Israel.

About NT219

NT219 is a small molecule that presents a new concept in cancer therapy by promoting the degradation and inhibiting the phosphorylation of two oncology-related signal transducers, Insulin Receptor Substrates (IRS) 1/2 and signal transducer and activator of transcription 3 (STAT3), respectively. While targeted anti-cancer drugs inhibit the “ON” signal, NT219 activates the “OFF” switch, extensively blocking major oncogenic pathways. In pre-clinical trials, NT219, in combination with several approved cancer drugs, displayed potent anti-tumor effects and increased survival in various cancers, including sarcoma, melanoma, pancreatic, lung, head & neck, prostate and colon cancers, by preventing the tumors from developing drug resistance and reversing resistance after it had been acquired. NT219 is licensed from Yissum, the technology transfer company of the Hebrew University of Jerusalem.

About Kitov Pharma

Kitov Pharma (Kitov Pharma Ltd.; NASDAQ/TASE: KTOV) is an innovative pharmaceutical drug development company. Leveraging deep regulatory and clinical-trial expertise, Kitov’s veteran team of healthcare and business professionals maintains a proven track record in streamlined end-to-end drug development and approval. Kitov’s flagship combination drug, Consensi™, treating osteoarthritis pain and hypertension simultaneously, was approved by the FDA for marketing in the U.S and is partnered in the U.S, China and South Korea. In addition, Kitov’s NT219, is a novel patented small molecule designed to overcome cancer drug resistance that is currently in pre-clinical development. By lowering development risk and cost through fast-track regulatory approval of novel therapeutics, Kitov plans to deliver rapid ROI and long-term potential to investors, while making a meaningful impact on people’s lives. For more information on Kitov, the content of which is not part of this press release, please visit http://www.kitovpharma.com.

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For further information, contact:

Gil Efron
Deputy CEO & Chief Financial Officer

IR@kitovpharma.com